UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14838

RHODIA

 (Exact name of registrant as specified in its charter)

Immeuble Cœur Défense, Tour A

110 Esplanade Charles de Gaulle

92400 Courbevoie, France

+ 33 (1) 53 56 64 64

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

American Depositary Shares, each representing one Ordinary Share nominal value €12 per share

Ordinary Shares, nominal value €12 per share

7.625% Senior Notes due 2010 (dollar denominated)

8.000% Senior Notes due 2010 (euro denominated)

8.875% Senior Subordinated Notes due 2011 (dollar denominated)

9.250% Senior Subordinated Notes due 2011 (euro denominated)

10.25% Senior Notes due 2010 (dollar denominated)

10.5% Senior Notes due 2010 (euro denominated)

 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	Rule 12h-6(d)
(for equity securities)	(for successor registrants)
Rule 12h-6(c)	Rule 12h-6(i)
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.

Rhodia S.A. (the “Company”) first incurred the duty to file reports under Section 13(a) or section 15(d) of the Exchange Act on June 23, 1998.

B.

The Company has filed or submitted all reports required under Exchange Act section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and the Company has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in an exchange offer registered under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”) which closed on June 27, 2005.

Item 3. Foreign Listing and Primary Trading Market

A.

The primary trading market for the Company’s securities is in France, where the Company’s ordinary shares are listed on Euronext Paris.

B.

The initial date of listing of the Company’s ordinary shares on Euronext Paris was June 23, 1998.

The Company has maintained a listing of its ordinary shares on Euronext Paris for at least the 12 months preceding the filing of this Form.

C.

The percentage of average daily trading volume in the Company’s ordinary shares in France amounted to 98% of the worldwide trading volume for the 12-month period ending September 26, 2007.

Item 4. Comparative Trading Volume Data

A.

The recent 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from September 26, 2006, to September 26, 2007.

B.

For the same recent 12-month period, the average daily trading volume of the shares that are the subject of this Form was 21,521 shares per day in the United States, and 1,692,053 shares per day on a worldwide basis

C.

For the same recent 12-month period, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis was 2%.

D.

The Company delisted the subject class of securities from the New York Stock Exchange on September 18, 2007.

As of that date, the average daily trading volume of the subject class of securities in the United States as a percentage of the average daily trading volume for that class of securities on a worldwide basis for the preceding 12-month period was 2%.

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E.

The Company has not terminated a sponsored American depositary receipt (ADR) facility relating to its shares.

F.

The sources of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 were Thomson Financial and Citibank, as depositary.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of worldwide record holders of the Company’s Notes as of September 20, 2007 were as follows:

Security	Number of holders
7.625% Senior Notes due 2010 (dollar denominated)	0
8.000% Senior Notes due 2010 (euro denominated)	0
8.875% Senior Subordinated Notes due 2011 (dollar denominated)	0
9.250% Senior Subordinated Notes due 2011 (euro denominated)	0
10.25% Senior Notes due 2010 (dollar denominated)	9
10.5% Senior Notes due 2010 (euro denominated)	22

The Company relied on the services of The Bank of New York Mellon Corporate Trust Office to determine this number.

Item 7. Notice Requirement

A.

The date of publication of the notice, required by Rule 12h-6(h), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act or both was September 7, 2007.

B.

The means of publication used to disseminate the notice in the United States was Businesswire.

A copy of the notice was submitted to the Securities and Exchange Commission under cover of Form 6-K on September 10, 2007.

Item 8. Prior Form 15 Filers

Not applicable.

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PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the Company’s Internet Web site on which it will publish the information required under Rule 12g3-2(b)(1)(iii) is http://www.rhodia.com.

Item 10. Exhibits

None

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of the Company’s subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the Company used for purposes of Rule 12h-6(a)(4)(i);

(2)

The Company’s subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)

The Company otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Rhodia S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file report under section 13(a) or section 15(d) of the Exchange Act, or both.

/s/ Pascal Bouchiat

Name: Pascal Bouchiat
Title: Chief Financial Officer
Date: September 28, 2007

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